# Launch Update: Wong's Homage to Famous Beheading Story

Inbox ×

M

**Masterworks** <notification@masterworks.com>
to me

Dear Sam,

When you were onboarded, we allocated you in 2 paintings across artists like Banksy and Jean-Michel Basquiat.

At the time, we didn't have this artist, Martin Wong, available. We're [launching a unique Chinatown painting](#) from him, and wanted to send you early access.

Martin Wong was a Chinese-American painter in the late 20th century. While establishing himself, he worked in the gift shop at the Met Museum, where he likely saw the masterpiece that inspired him to create the unique work that was just acquired...

*Untitled (Saint John the Baptist)* features a Biblical motif, in reference to Old Master painters like Caravaggio and Andrea Solario.



**Our Offering**


THE MET

**Met's Painting**

Wong's path to art world fame is pretty inspiring. During his lifetime, he worked at the Met gift shop to support himself while making art. Now, his paintings hang in their permanent collection along with the Masters who inspired him.

If you're curious how this painting could fit in with your current allocations, [just click here](#) and your adviser, Brendan Miles, will give you a call to see if it's right for you.

Thanks,

The Masterworks Team

—

**MASTERWORKS**

www.masterworks.com

1 World Trade Center, 57th Floor, New York, NY 10007

**Important Disclosures**

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Previous/closed offerings featuring works by Martin Wong not included in set of similar sales to live offering (Masterworks 492). Masterworks internally appraises artworks that are held by entities administered by Masterworks Administrative Services on an ongoing basis, and obtains an independent review of appraisals by a third-party appraiser on an quarterly basis. The objective of an appraisal is to determine the Fair Market Value ("FMV") of the subject artwork, which is equal to the price property would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, consistent with the standards set forth in IRS Publication 561. The FMVs determined by Masterworks' appraisals are only valid as of the effective date of such appraisals and do not reflect any sales of objects conducted after the effective date. The art market typically does not move in a linear fashion and a single unexpected auction result can have a significant impact on values. FMV includes expected buyer's premium and estimated transaction commissions. FMV is measured principally by the Sales Comparison Approach, a relative value comparison basis on sales transactions involving similar objects. Appraisals are prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice developed by the Appraisal Standards Board of the Appraisal Foundation, although it is noted that there are potential conflicts of interest given that some or all individual members of the appraisal committee are employees of Masterworks and Masterworks retains an ownership interest in the subject artworks as well as ownership of the Masterworks Platform.

Museum affiliation with artists is not an endorsement of Masterworks.